

September 23, 2019

Gary Vogel
Chief Executive Officer
Eagle Bulk Shipping Inc.
300 First Stamford Place, 5th Floor
Stamford, CT 06902

>   **Re: Eagle Bulk Shipping Inc.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-3**
>   **Filed September 17, 2019**
>   **File No. 333-233208**

Dear Mr. Vogel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-3

General

1.   We note your response to our prior comment 1 that the forum selection provision contained in the company's Third Amended and Restated Articles of Incorporation could apply to actions brought under provisions of the federal securities laws, including the U.S. Securities Act of 1933, as amended and the U.S. Securities and Exchange Act of 1934, as amended. Please revise your prospectus to disclose such information. Refer to prior comment 1.

You may contact John Stickel at 202-551-3324 or Laura Nicholson at 202-551-3584 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure